Via Facsimile and U.S. Mail
Mail Stop 6010

December 21, 2006

Mr. James R. Sulat
President and Chief Executive Officer
Memory Pharmaceuticals Corp.
100 Philips Parkway
Montvale, NJ   07645

**Re: Form 10-K for Fiscal Year Ended December 31, 2005
Filed on March 31, 2006
File No. 000-50642**

Dear Mr. Sulat:

We have reviewed your filing and have the following comments. We have
limited our review to only your financial statements and related disclosures and do not
intend to expand our review to other portions of your documents. In our comments, we
ask you to provide us with information so we may better understand your disclosure.
Please be as detailed as necessary in your explanation. After reviewing this information,
we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your
compliance with the applicable disclosure requirements and to enhance the overall
disclosure in your filing. We look forward to working with you in these respects. We
welcome any questions you may have about our comments or on any other aspect of our
review. Feel free to call us at the telephone numbers listed at the end of this letter.

Consolidated Financial Statements

Notes to Financial Statements

2) Summary of Significant Accounting Policies, page 52

Revenue Recognition, page 52

1. We note your discussion here and on page 45 of the application of the provisions
of EITF 00-21 to your collaborative agreements. It is unclear from your
disclosures how the change in the terms of the 2002 Roche agreement affected

your accounting for the various revenue streams. It is unclear whether the deliverables under the 2005 Amgen agreement were deemed to represent one or more than one unit of accounting. Please provide to us a comprehensive analysis of your accounting for the various deliverables and for the costs incurred under your collaborative agreements in relation to the provisions of EITF 00-21.

Forms 8-K

2. We note that you have included Non-GAAP net loss and Non-GAAP loss per share data in your current reports filed on November 9, 2006, August 9, 2006 and May 11, 2006. As these are non-GAAP measures, please provide to us in disclosure-type format revised disclosures in compliance with the requirements of Item 10(e)(1)(i)(C) of Regulation S-K, as referenced by Instruction 2 to Item 12 of Form 8-K. Please assure that the net loss and loss per share amounts attributable to common stockholders are presented with equal or greater prominence with the non-GAAP measures included in your proposed disclosures. Include a discussion that demonstrates the substantive reasons why management believes that these measures provides useful information to investors. The fact that these measures are used by the company as an indicator of business performance should not be the sole support for presenting these non-GAAP financial measures. Rather, the justification for the use of the measure must be substantive. Please refer to SAB 107 and to the "Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures" on our website at www.sec.gov/divisions/corpfin/faqs/nongaapfaq.htm issued on June 13, 2003.

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Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provide the requested information. Detailed letters greatly facilitate our review. Please furnish your letter on EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Ibolya Ignat, Staff Accountant at (202) 551-3656, or Lisa Vanjoske, Assistant Chief Accountant, at (202) 551-3614 if you have questions regarding the comment. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief
Accountant